

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

July 28, 2008

Bent Helvang
Chairman
Bark Group, Inc.
Ostergade 17-19, 3rd Floor
DK-1100 Copenhagen K
DENMARK

Re: **Bark Group, Inc.**
Registration Statement on Form S-1
Amendment 2 Filed July 17, 2008
File No. 333-150526

Dear Mr. Helvang:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your responses to comments two through four and your added disclosure on page 46. Please clarify how your reverse merger with Exwal enabled the company to meet the distribution requirements for trading for the OTCBB that you refer to on page 46.

Bent Helvang
Bark Group, Inc.
July 28, 2008
Page 2

Additionally, please clarify your statements on page 46 that your shares may not be eligible for trading on the OTCBB if the repurchase option were exercised and provide revised risk factor disclosure as necessary.

Please describe how the process and timing for an application for trading on the OTCBB would operate in the event of the repurchase right being exercised. For example, if Bark applied for and received approval for OTCBB with the subsequent exercise of the repurchase option, could OTCBB approval then be revoked due to insufficient distribution? Would the company be under any obligation to inform the OTCBB of the option exercise because it would affect the distribution of shares? Conversely, what would happen if the repurchase right were exercised prior to receiving approval to trade on the OTCBB?

2.   Please confirm in your response letter that in the event that the repurchase option is exercised, the company would be required to amend the registration statement by post-effective amendment.

Note 9 – Minority Interest, page F-12

3.   We note your response to prior comment 9. To help us better understand your accounting for the minority interest in Bark Advertising, please provide us with the following information:

- A more detailed explanation of your basis for the accounting entries made to minority interest expense to record the excess of the redemption value over the minority interests' share of net income in accordance with ARB 51;

- why the minority interest line item, as presented in your statement of operations, was zero for all periods presented;

- how you determined the redemption amount at each subsequent reporting date;

- the reason for the difference between the value of $1,535,000, which you disclose on page F30 as the value of the Class B shares on the date of issuance, and $1,847,000 reported on your balance sheet as of December 31, 2007; and

- how you considered Topic D-98, as amended in March 2008, in your accounting determination.

4.   We note from your disclosures on page F-13, that the Class B shareholders are entitled to receive a bonus of 20% of Bark Advertising's profit after tax and elimination of internal management fee and interest expenses for 2007 and 2008. Please tell us how you evaluated this bonus provision in the context of your accounting for the minority interest in Bark Advertising.

*****

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Christine Adams, Staff Accountant, at (202) 551-3363 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact John Zitko, Staff Attorney, at (202) 551-3399, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Michael H. Taylor, Esq.
        Fax: (604) 685-7084